The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 23, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on March 6, 2009. Pursuant to the terms of the Rights (Each "Right" as defined in, and issued pursuant to, the Rights Agreement, dated as of February 4, 1999, as amended, between KB Home (f/k/a Kaufman and Broad Home Corporation) and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.) of KB Home, the Rights expired and became null and void on March 6, 2009. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 6, 2009.